SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, NY 10017

September 13, 2006

Re:	BlackRock FundsSM (File No. 811-05742)
BlackRock Bond Allocation Target Shares
(File No. 811-21457)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549 Attn: Filing Desk

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 17g-1 (g) of the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of BlackRock FundsSM and BlackRock Bond Allocation Target Shares (the “Funds”) are the following documents:

•	A copy of the Extended Fidelity Bond Endorsement; and

•	A Secretary’s Certificate certifying resolutions regarding the fidelity bond extension adopted by the Board of Trustees of each of the Funds.

The premium for the extension of the bond fidelity bond has been paid for the period August 31, 2006 to September 30, 2006.

Any questions or communications should be directed to David Wohl at 212-455-7937.

Very truly yours,

/s/ Simpson Thacher & Barltett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Brian P. Kindelan, (BlackRock Advisors, Inc.)